Exhibit 99.1

Noah Holdings Private Wealth and Asset Management Limited 諾亞控股私人財富資產管理有限公司 (Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited) （於開曼群島以諾亞控股有限公司名義以有限責任註冊成立，並 以諾亞控股私人財富資產管理有限公司於香港經營業務） (Stock Code 股份代號: 6686) March 4, 2024 Dear registered shareholder(s), Arrangement of Electronic Dissemination of Corporate Communications Pursuant to Rule 2.07 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) under the expansion of paperless listing regime and electronic dissemination of corporate communications that came into effect on 31 December 2023, Noah Holdings Private Wealth and Asset Management Limited (the “Company”) is writing to inform you that the Company has adopted electronic dissemination of corporate communications (the “Corporate Communications”), which mean any documents issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. Please note that both the English and Chinese versions of all future Corporate Communications will be available electronically on the website of the Company at ir.noahgroup.com and the HKEXnews website at www.hkexnews.hk in place of printed copies. Solicitation of electronic contact details To ensure timely receipt of the Actionable Corporate Communications (Note) , the Company recommends you provide your email address by scanning your personalized QR code printed on the enclosed reply form (the “Reply Form”). Alternatively, you may sign and return the Reply Form to the Company’s Hong Kong share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. If the Company does not receive a functional email address in your reply, until such time that the functional email address is provided to the Share Registrar, the Company will send the Actionable Corporate Communications(Note) in printed form in the future. If you want to receive the Corporate Communications in printed form, please complete and return the Reply Form on the reverse side to the Share Registrar or send an email to noah.ecom@computershare.com.hk specifying your name, address and request to receive the Corporate Communications in printed form. Please note that such instruction shall be valid for one year starting from the receipt date of your instruction and will expire thereafter. Should you have any queries relating to this letter, please contact the Share Registrar at noah.ecom@computershare.com.hk. By order of the Board Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang Chairwoman of the Board Note: Actionable Corporate Communication is any corporate communication that seeks instructions from issuer’s securities holders on how they wish to exercise their rights or make an election as the issuer’s securities holder. 各位登記股東： 以電子方式發布公司通訊之安排 根據自 2023 年 12 月 31 日起生效的擴大無紙化上市機制及以電子方式發布公司通訊規定下香港聯合交易所有限公司證券上市規則 （「上市規則」）第 2.07 條，諾亞控股私人財富資產管理有限公司（「公司」）謹此通知 閣下，公司已採用以電子方式發布公司通 訊（「公司通訊」）之安排，該公司通訊是指公司為向其任何證券持有人提供資訊或提醒其採取行動而發布或將要發布的任何文件， 包括但不限於(a) 董事報告、年度帳目以及審計報告副本以及（如適用）財務摘要報告； (b) 中期報告及其中期報告摘要（如適用）； (c) 會議通知； (d) 上市文件；(e) 通函；和 (f) 委任表格。 請注意，所有未來公司通訊的英文版和中文版將在公司網站 ir.noahgroup.com 和披露易網站 www.hkexnews.hk 上提供，以代替印刷本。 徵集電子聯絡資料 為確保及時收到可供採取行動的公司通訊（附註），公司建議 閣下透過掃描本函背頁之回條（「回條」）上列印的 閣下專屬二維碼來 提供 閣下的電子郵件地址。 或者， 閣下也可以簽署回條並交回公司的香港股份過戶登記處（「股份過戶處」）香港中央證券登記 有限公司，地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。 如果公司沒有收到 閣下的有效電子郵件地址，直至股份過戶處收到 閣下有效的電子郵件地址前，本公司未來將以印刷本形式發送 可供採取行動的公司通訊（附註）。 若 閣下希望收取公司通訊之印刷版，請填妥本函背頁之回條並交回股份過戶處，或發送電子郵件至 noah.ecom@computershare.com.hk， 並註明 閣下的姓名、地址以及收取公司通訊印刷版的要求。 請注意，收取未來公司通訊印刷版之指示由收悉 閣下指示當日起計 一年內有效，此後將過期。 如 閣下對本函件有任何疑問，請發送電子郵件至 noah.ecom@computershare.com.hk 向股份過戶處查詢。 承董事會命 諾亞控股私人財富資產管理有限公司 董事長 汪靜波 二零二四年三月四日 附註：可供採取行動的公司通訊指任何涉及要求發行人的證券持有人指示其擬如何行使其有關證券持有人的權利的公司通訊。

CCS7179 NPWH

REPLY FORM 回條

To: **Computershare Hong Kong Investor Services Limited**
(The "Share Registrar")
17M Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

致： **香港中央證券登記有限公司**
(「股份過戶處」)
香港灣仔皇后大道東 183 號
合和中心 17M 樓

(Please **choose ONLY ONE** of the options below)
(請從以下選項中**只選擇其中一項**)

Option 1: **Provide your email address for receipt of future Actionable Corporate Communications**(Note 3) **of the Company via electronic dissemination by scanning your personalized QR code**

Personalized QR Code 專屬二維碼

選項 1： **掃描 閣下專屬二維碼提供 閣下之電子郵件地址，以接收公司通過電子方式發佈可供採取行動的未來公司通訊**(附註 3)

You are **NOT required** to return this Reply Form if you choose Option 1.
如選擇了選項 1， 閣下**無須**交回本回條。

Option 2: **I/we hereby provide my/our email address in writing for receipt of future Actionable Corporate Communications**(Note 3) **of the following listed company (the "Company") via electronic dissemination**
選項 2： **本人/吾等現以書面提供本人/吾等之的電子郵件地址，以確保收到以下上市公司（「公司」）通過電子方式發佈可供採取行動的未來公司通訊**(附註 3)

Name of Securities holder(s) 證券持有人姓名：

Name of the listed company 上市公司名稱：
Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司

Email address 電郵地址：(Note 3 / 附註 3)

Option 3: **I/we hereby request for receipt of Corporate Communications* in printed form** (Please mark "✓" in the below box if applicable)
選項 3： **本人/吾等現要求收取公司通訊*印刷版** （如適用，請在以下方格內劃上「✓」號）

☐ receive future Corporate Communications* in printed copy and noted that this instruction is valid only for one year starting from the receipt date of instruction. (Note 5)
收取未來公司通訊*的印刷本，並已知悉本指示由收取指示日期起計一年內有效。(附註 5)

Signature(s): (Note 1) **簽名：**(附註 1) ____________ **Contact number: 聯絡電話號碼：** ____________ **Date: 日期：** ____________

Notes 附註：

1. *Please complete all your details clearly. If your shares are held in joint names, all of the joint shareholders should jointly sign this Reply Form in order to be valid.*
   請清楚填妥 閣下之所有資料。如屬聯名股東，則本回條須由所有聯名股東聯合簽署，方為有效。
2. *Any Reply Form with no signature or otherwise incorrectly completed will be void.*
   任何回條若未有簽署或在其他方面填寫不正確，則本回條將會作廢。
3. *If the Company does not receive a functional email address in your reply, the Company will send the Actionable Corporate Communication in printed form in the future. Actionable Corporate Communication is any corporate communication that seeks instructions from issuer's securities holders on how they wish to exercise their rights or make an election as the issuer's securities holder.*
   如公司沒有收到 閣下的有效電子郵件地址，本公司將以印刷本形式發送可供採取行動的未來公司通訊。可供採取行動的公司通訊指任何涉及要求發行人的證券持有人指示其擬如何行使其有關證券持有人的權利的公司通訊。
4. *If you provide more than one email address by QR code, email, reply form and/or other means, only the latest one email address provided will be registered.*
   如 閣下通過二維碼、電郵、回條及/或其他方式提供多於一個的電子郵件地址，只有 閣下最後提供的電子郵件地址將會被用於登記。
5. *If you mark "✓" in the box in Option 3, no email address will be registered and only Corporate Communications* in printed form will be received.*
   *如 閣下在選項 3 方格內劃上「✓」號，將不會有電子郵件地址被登記，只有公司通訊*的印刷版會被收取。*
6. *For the avoidance of doubt, the Company does not accept any other instructions given on this Reply Form.*
   為免存疑，在本回條上的任何額外指示，公司將不予處理。

* *Unless otherwise specified, Corporate Communications refer to any documents issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the annual report, interim report, notice of meeting, circular and proxy form.*
除非另有註明，公司通訊乃指公司已發出或將予發出以供其任何證券的持有人參照或採取行動的任何文件，其中包括但不限於年報、中期報告、會議通告、通函及代表委任表格。

PERSONAL INFORMATION COLLECTION STATEMENT
收集個人資料聲明

(i) "Personal Data" in this statement has the same meaning as "personal data" in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong ("PDPO").
本聲明中所指的「個人資料」與香港法例第 486 章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義相同。

(ii) Your Personal Data provided in this Reply Form will be used in connection with, including but not limited to, the Company's electronic dissemination of Corporate Communications and to liaise with you on other matters relating to your holdings in the Company. Your supply of Personal Data to the Company is on a voluntary basis. In case of a failure to provide sufficient information, the Company may not be able to process your instruction and/or request as stated in this Reply Form.
閣下於本回條所提供的個人資料將用於(包括但不限於)有關公司以電子方式發布公司通訊及就 閣下持有的公司證券有關的其他事宜上與 閣下聯絡。 閣下是自願向本公司提供個人資料。若 閣下未能提供足夠資料，本公司可能無法處理 閣下在本回條上所述的指示及/或要求。

(iii) Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, the Share Registrar, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law and will be retained for such period as may be necessary for our verification and record purposes.
公司可就任何所說明的用途或在法例規定的情況下，將 閣下的個人資料披露或轉移給公司的附屬公司、股份過戶處，及/或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing, by mail to the Hong Kong Privacy Officer of the Share Registrar at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or by email at PrivacyOfficer@computershare.com.hk
閣下有權根據《私隱條例》的條文查閱及/或修改 閣下的個人資料。任何該等查閱及/或修改個人資料的要求均須以書面方式郵寄至股份過戶處（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）向香港隱私主任提出，或發送電郵至 PrivacyOfficer@computershare.com.hk。

✂

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this form to us.
No postage is necessary if posted in Hong Kong.

當 閣下寄回此回條時，請將郵寄標籤剪貼於信封上。
如在本港投寄， 閣下無需支付郵費或貼上郵票。